

SECUR 07003543 SION


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
186
SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.P. Littlewood & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 Flossmoor Road
(No. and Street)

Flossmoor	IL	60422
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence P. Littlewood (708) 798-9360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lawrence P. Littlewood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.P. Littlewood and Associates, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public


"OFFICIAL SEAL"
MARSHA T. KAMERLINK
Notary Public, State of Illinois
My Commission Expires October 7, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
186
SECTION

L. P. LITTLEWOOD AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006


SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
L. P. Littlewood and Associates, Inc.

We have audited the accompanying statement of financial condition of L. P. Littlewood and Associates, Inc. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of L. P. Littlewood and Associates, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 12, 2007

L. P. LITTLEWOOD AND ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 36,353
Receivable from broker/dealers	124,501
Furniture and equipment net of $12,335 accumulated depreciation	4,209
TOTAL ASSETS	$ 165,063

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 11,877
Dividends payable	45,913
Total Liabilities	$ 57,790
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 1,000 shares; issued and outstanding 500 shares	$ 2,000
Additional paid-in capital	75,000
Retained earnings	30,273
Total Shareholders' Equity	$ 107,273
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 165,063

The accompanying notes are an integral part of this financial statement.

L. P. LITTLEWOOD AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on April 18, 1980. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activities are providing investment advice and the purchase and sale of securities.

Long and Short Securities - Securities positions are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when purchased by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture and equipment is provided for using various methods over five and seven year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - S CORPORATION ELECTION

The Company has elected S Corporation status for years beginning January 1, 1992 and thereafter. Income taxes are therefore the responsibility of the Company's shareholders.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006 the Company's net capital and required net capital were $101,665 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 57%.

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK

On November 17, 2006, the Company entered into a new agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The initial term of the agreement is one year and will be automatically renewed for additional one year terms unless terminated by either party with 30 days prior written notification. The Company is required to maintain a deposit with the Clearing Broker/dealer of $100,000 to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition.

L. P. LITTLEWOOD AND ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 4 - CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK - (Continued)

In addition, the Company is required to maintain net capital (as defined) of at least $100,000 and adhere to a ratio of aggregate indebtedness (as defined) to net capital not to exceed 1000%. The Company is also restricted from entering into similar agreements with other broker/dealers without prior written consent from the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $36,353 included in the statement of financial condition at December 31, 2006 reflects the balance in a business (checking) account held at the Company's Clearing Broker/dealer.

NOTE 6 - LEASE COMMITMENT

The Company entered into a noncancellable lease agreement for office space that expires January 12, 2008. The minimum annual rentals under this agreement for the year ending December 31, 2007 are $10,800. Payments made pursuant to this agreement for the year ended December 31, 2006 were $10,800.

END